Exhibit 4.11

Share Transfer Agreement

Transferor: Ningbo Wuxin International Logistics Co., Ltd. (hereinafter referred to as “Party A”)

Address: Rooms 329-1, 329-2, No. 1 Xingye 1st Road, Ningbo Free Trade Zone, Zhejiang Province

ID Card Number (or Unified Social Credit Code/Registration No.): 91330206062920355A

Transferee: Zhang Lihai (hereinafter referred to as “Party B”)

Address: Zhongxin Hongshuwan Huacheng, No. 8 Baishi 2nd Road, Nanshan District, Shenzhen

ID Card Number (or Unified Social Credit Code/Registration No.):

Shenzhen Haiyue Freight Co., Ltd. was established on July 10, 2003, with a registered capital of RMB 6,000,000. Therein, Party A’s subscribed capital contribution is RMB 6,000,000. Party A is willing to transfer its equity corresponding to the subscribed capital contribution of RMB 6,000,000 to Party B, and Party B is willing to accept the transfer. Now, through mutual consultation, Party A and Party B have reached the following agreement on the matter of the equity transfer:

I. Price, Payment Term, and Method of the Equity Transfer:

1.	Pursuant to the original articles of association of the company, Party A’s subscribed capital contribution is RMB 6,000,000. Party A now agrees to transfer its equity corresponding to the subscribed capital contribution of RMB 6,000,000 (form of contribution: monetary, date of subscribed contribution: none) to Party B for a price of RMB 10,000,000.

2.	Party B shall pay the full equity transfer price to Party A in a single payment by bank transfer, in the currency and amount specified in the preceding clause, within 180 days from the effective date of this agreement.

II. Party A guarantees that it has the full right of disposal over the equity transferred to Party B, guarantees that the said equity is not subject to any pledge, guarantees that the equity has not been seized, and shall be free from any claims by third parties. Otherwise, Party A shall bear all economic and legal liabilities arising therefrom.

III. Apportionment of Company Profits and Losses (including claims and debts)

1.	After this agreement takes effect, Party B shall share in the profits and bear the corresponding risks and losses (including the company’s claims and debts that the equity is entitled to and responsible for prior to the transfer) in proportion to the equity received.

2.	If Party A fails to truthfully inform Party B of any debts incurred by the company before the equity transfer when signing this agreement, causing losses to Party B after becoming a shareholder of the company, Party B has the right to seek recourse from Party A.

IV. Liability for Breach of Contract

1.	Once this agreement becomes effective, both parties must conscientiously perform their obligations. Any party that fails to fully perform its obligations in accordance with the provisions of this agreement shall bear liability in accordance with the law and this agreement.

2.	If Party B fails to pay the equity transfer price on schedule, for each day of delay, Party B shall pay Party A a penalty for breach of contract equivalent to one-thousandth (0.1%) of the total overdue amount. If the penalty paid by Party B is less than the actual losses caused to Party A due to Party B’s breach, Party B must provide additional compensation for the difference.

3.	If, for reasons attributable to Party A, the purpose of Party B for entering into this agreement is severely affected, Party A shall pay Party B a penalty for breach of contract equivalent to one-thousandth (0.1%) of the transfer price already paid by Party B. If the penalty paid by Party A is less than the actual losses caused to Party B due to Party A’s breach, Party A must provide additional compensation for the difference.

V. Amendment or Termination of the Agreement

Party A and Party B may amend or terminate this agreement through mutual consultation and agreement. If the agreement is amended or terminated by negotiation, the parties shall enter into a separate amendment or termination agreement.

VI. Bearing of Related Costs

Any related costs incurred during this equity transfer process (such as notarization, appraisal, or audit fees) shall be borne by Party A.

VII. Dispute Resolution

Any dispute arising from or in connection with this agreement shall be resolved by the parties through friendly negotiation. If negotiation fails, the dispute shall be resolved in the following manner (select one and only one option by marking “X” in the box preceding the selected option):

☒	Apply to the Shenzhen Arbitration Commission for arbitration;

☐	Submit to the South China International Economic and Trade Arbitration Commission (also known as the Shenzhen Court of International Arbitration) for arbitration in Shenzhen;

☐	File a lawsuit with a people’s court having jurisdiction.

VIII. Effective Conditions

This agreement shall take effect upon being signed and sealed by both Party A and Party B (if it is required by law to be approved by relevant government departments, it shall take effect upon obtaining such approval). The parties shall, after the agreement takes effect, handle the procedures for registration of the change with the commercial registration authority in accordance with the law.

IX. This agreement is made in four counterparts. Party A and Party B shall each hold one copy, one copy shall be retained by the company, and the remainder shall be submitted to the relevant authorities.

Transferor:

Signed: /s/ Ningbo Wuxin International Logistics Co., Ltd.

Transferee:

Signed: /s/ Zhang Lihai